EFES

File: 082-04144

[redacted]

08003145

June 2, 2008

Erciyas

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

SEC
Mail Processing
Section

JUN 05 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1Q2008 consolidated financial statements and the consolidated financial statements as of and for the period ending 31.03.2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Can Çaka
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
JUN 12 2008
THOMSON REUTERS

6/11

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No: 1 Kartal 34870 İstanbul
Tel: (0216) 586 80 00 Faks: (0 216) 389 58 63

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

ANADOLU EFES HAS ANNOUNCED ITS CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE THREE MONTHS PERIOD ENDED 31.03.2008

A STRONG START TO YEAR

- **Consolidated[1] sales volume (including beer and soft drink volumes) up 15.6% in 1Q2008 over 1Q2007**
  - **Total beer sales volume at 4.4 million hectoliters ("mhl") in 1Q2008; up 16.1%**
  - **Total soft drink sales volume at 91.5 million unit cases ("m u/c"); up 14.7%**
- **Consolidated[1] Net Sales Revenue at YTL657.0 million in 1Q2008; up 23.8%**
- **Consolidated[1] EBITDA at YTL152.1 million; up 41.4%**



Consolidated Sales Volume
million hectoliters
6,1
7,0
15.6%
1Q2007
1Q2008
Beer
Soft Drinks



Sales Volume Breakdown*
Turkey Beer 26,4%
International Beer 36,5%
* Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI



Consolidated Net Sales Revenue
million YTL
23.8%
530,7
657,0
1Q2007
1Q2008



Net Sales Revenue Breakdown*
Turkey Beer 38,0%
International Beer 32,1%
*Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI



Consolidated EBITDA
million YTL
20.3%
23.1%
41.4%
107,5
152,1
1Q2007
1Q2008
EBITDA margin



EBITDA Breakdown*
Turkey Beer 69,0%
International Beer 12,6%
*Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI

[1] *Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.*

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

ANADOLU EFES CONSOLIDATED RESULTS

•Having strong volume growth in all business lines during the first three months of 2008 despite the strong base of 2007, Anadolu Efes' consolidated sales volume (including beer and soft drink volumes) was up 15.6% in 1Q2008 over the comparable period of previous year.

•In the first three months of 2008 Anadolu Efes' consolidated net sales revenue reached YTL 657.0 million, by increasing 23.8% over the previous year. The revenue growth, which was ahead of the volume growth, was mainly due to the increase in average prices and positive brand mix effect in all lines of businesses.

•Anadolu Efes' consolidated gross profit reached YTL 338.2 million, up by 26.9% over the comparable period of previous year. Gross profit margin increased to 51.5% from 50.2% in 1Q2007, due to gross profit margin expansion in soft drink and Turkey beer operations and despite the impact of global commodity price increases on international beer operations' margin.

•Our consolidated profit from operations increased 57.6% in 1Q2008 and reached YTL90.7 million, while consolidated profit from operations margin increased to 13.8% from 10.8% in the same quarter of previous year.

•Anadolu Efes' consolidated EBITDA increased by 41.4% over the comparable period of previous year and reached YTL 152.1 million with an EBITDA margin expansion to 23.1% from 20.3% a year ago.

•In 1Q2008 Anadolu Efes' consolidated net income reached YTL 34.3 million, decreasing 9.1% over the same quarter of previous year. The decrease is partly attributable to higher financial expenses as a result of increased average indebtedness in international beer operations as well as to non-cash foreign exchange losses primarily in our soft drink operations in 1Q2008 as a result of the depreciation of YTL versus USD in Turkey.

• As of 31.03.2008 Anadolu Efes' consolidated net financial debt was YTL 1.0 billion. The increase in financial indebtedness is mainly due to the increased debt levels in our soft drink operations and our international beer operations.

CONSOLIDATION PRINCIPLES



• The consolidated financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached financial statements in this announcement comprise the unaudited income statements for the quarter ended 31.03.2008 and 31.03.2007 as well as the unaudited balance sheet as of 31.03.2008 and audited balance sheet as of 31.12.2007. Figures in 2008 and 2007 are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• CCI, in which Anadolu Efes holds 50.3% stake is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding.

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

BEER GROUP

MANAGEMENT COMMENTARY:

"We are happy to report strong top line growth in both our Turkey and international beer operations" commented Mr. Alejandro Jimenez, President of Efes Beer Group. "We are not only pleased to ensure increasing momentum in Russia thereby becoming the fastest growing brewer in the first quarter, but also achieving a very strong growth in Turkey, which enabled us to drive significant production and operational efficiencies, eventually leading us to improve our EBITDA margin by 542 basis points. We had EBITDA margin contraction in our international beer operations, as a result of the global increase in raw material prices, which was especially high in the first quarter based on lower sales volumes due to seasonality and the lag between the increase in our costs and prices. Nevertheless, this negative impact is expected to develop throughout 2008 as we sell more volumes and enjoy operational efficiencies, which is expected to limit the impact of the input cost pressures at lower levels through our operating efficiencies."

TURKEY BEER



Sales Volume
1,9
1,5
Total 22.2%
Domestic 22.5%
mhl
1Q2007
1Q2008
Domestic
Export



Net Sales Revenue
30.6%
250,3
191,6
million YTL
1Q2007
1Q2008

•In the first three months of 2008 the domestic sales volume of our Turkey beer operations increased by 22.5% over the comparable period of previous year and reached 1.7 mhl. The significant volume growth was achieved by our effective marketing activities, our initiatives towards further development of off-premise outlets, which we started in 2007, as well as by the continuing effect of Government's introduction of tag application for the alcoholic drinks sector in the fourth quarter of 2007 in order to prevent contraband products.

•Including the export volumes, which also increased strongly by recording 19.0% year on year growth over the comparable period of previous year, our total sales volume in Turkey reached 1.9 mhl, 22.2% above the same quarter of 2007.

•In the first three months of 2008 net sales revenue of our Turkey beer operations reached YTL 250.3 million, by growing 30.6% over the same period of 2007. Revenue growth, which was ahead of volume growth, was assisted by our price increases, bringing our average net sales price per liter to YTL 1.35 from YTL 1.26 in 1Q2007.

•In 1Q2008 our cost of sales as a percentage of net sales revenue declined over the comparable quarter of previous year, despite the challenging global raw material cost pressures, as a result of our ability to pass on price increases, positive packaging mix as well as the derived production efficiencies due to economies of scale.

•Accordingly our gross profit in Turkey recorded 35.7% year on year growth in 1Q2008, increasing the gross profit margin to 68.7% from 66.2% a year ago.

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

TURKEY BEER


EBITDA
43.0%
37.6%
49.4%
million YTL
72,1
107,7
1Q2007
1Q2008
EBITDA margin

•Increased sales volume also resulted in better operational efficiencies due to economies of scale in 1Q2008, thereby decreasing the operating expenses as a percentage of net sales revenue and consecutively improving our profit from operations margin to 32.6% from 24.5% in 1Q2007.

•In 1Q2008 our Turkey beer operations delivered an EBITDA of YTL 107.7 million, indicating a growth of 49.4% over the same quarter of 2007. The EBITDA margin improvement to 43.0% in 1Q2008 from 37.6% a year ago was primarily assisted by the improvement in production and operational efficiencies as a result of increased sales volume.

•In 1Q2008 our Turkey beer operations recorded a net income of YTL 60.7 million by growing 47.5% year on year, despite some non-cash foreign exchange losses resulting from the depreciation of YTL.

•As of 31.03.2008 our Turkey beer operations has a net cash position of YTL 35.4 million.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)

• Our international beer operations are conducted by Efes Breweries International N.V.("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70.2% subsidiary of Anadolu Efes. As of end of 1Q2008 EBI ran its operations through 12 breweries and 4 malteries in 5 countries.


Consolidated Sales Volume Development
2,3
2,6
12.0%
mhl
1Q2007
1Q2008


Geographical Breakdown of Sales Volume
Kazakhstan
8,3%
Moldova
5,8%
Serbia
3,6%
Georgia*
2,2%
*Includes only March sales volume

• In 1Q2008 EBI's consolidated sales volume reached 2.6 mhl, increasing by 12.0% over the comparable period of previous year. Sales volume growth on an organic basis (excluding the March 2008 sales volume of EBI's operations in Georgia, which was acquired in February 2008 and is included in the 1Q2008 financials starting from March 2008) was 9.5%.

•EBI's sales volume growth was driven especially by strong performances in Russia and Kazakhstan, where the year on year increase in sales volume was 13.5% and 13.1%, respectively.

•EBI increased its consolidated net sales revenue to US$ 176.5 million, up by 39.6% in 1Q2008 over the same period of previous year. Excluding the one month impact of Georgian operations in EBI's financial results, organic net sales revenue growth was 36.8% in 1Q2008.

• Revenue growth, which was ahead of volume growth, was primarily driven by local currency price increases in all operating countries and positive mix effect in Russia. In addition, revenue growth was also positively impacted by the strengthening of local currencies in our operating geographies against USD, EBI's reporting currency.

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)-cont'd.


Consolidated Sales Revenue Development
176,5
126,5
39.6%
million USD
1Q2007
1Q2008


Geographical Breakdown of Net Sales Revenue
Kazakhstan
10,8%
Moldova
5,4%
Serbia
2,7%
Georgia*
2,0%
*Includes only March sales revenue


Consolidated EBITDA Development
12.4%
9.3%
15,7
16,4
4.8%
million USD
1Q2007
1Q2008


Geographical Breakdown of EBITDA
Kazakhstan
6,2%
Others*
4,5%
*Other includes Moldova, Serbia, Headquarter adjustments and March EBITDA of Georgia

•In line with the earlier guidance, in 1Q2008 cost of sales per hectoliter increased by 35.8% year on year, as a result of higher commodity input costs globally as well as the foreign currency impact as a result of strengthening of local currencies against USD. Accordingly, EBI's consolidated gross profit growth of 24.2% in 1Q2008 was below the growth in net sales revenue, resulting in a gross profit margin contraction to 40.1% from 45.0% a year ago.

•In 1Q2008 EBI delivered a loss from operation of US$ -6.3 million versus an operating profit in 1Q2007, which was positively impacted by the income from the sale of our soft drink brands in Moldova. Excluding the net other income/expense, operating expenses as a percentage of net sales revenue decreased by 339 basis points in 1Q2008, despite the increase in transportation expenses and labor inflation during the period. The derived operational efficiencies in the quarter partially mitigated the level of contraction in the gross profit margin.

•Although EBI's consolidated EBITDA increased by 4.8% in 1Q2008 over the comparable period of previous year, EBITDA margin contracted to 9.3% in 1Q2008 versus 12.4% in 1Q2007.

•EBI recorded net loss of US$14.5 million in 1Q2008 versus a net loss of US$4.2 million in 1Q2007. The increase in net loss is primarily due to operating loss in the period and higher financial expenses as a result of increased average indebtedness in 1Q2008 over the same period of previous year.

•As of 31.03.2008 EBI's consolidated net financial indebtedness was US$ 632.5 million versus US$487.5 as of 31.12.2007. The increase in financial indebtedness is mainly attributable to the capital expenditure requirement of US$50.3 million as well as the increased working capital, primarily due to increased inventory, impacted by higher commodity prices. Net financial indebtedness also increased as a result of the funding of the acquisition of the leading brewer in Georgia (Lomisi Ltd.) in the period.

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

BEER GROUP- OUTLOOK FOR 2008:

"We are confident that we can deliver another year of strong growth in 2008 as all of our beer markets possess solid volume growth prospects. As management, we are fully confident that we can effectively manage the raw material costs pressure with our operational efficiencies in all busines lines and price increases ahead of inflation in international markets.

We expect the input cost pressures to be apparent at the gross profit line of our international beer operations throughout 2008, yet with a lesser degree. This negative impact is also expected to be offset to a certain extent by price increases ahead of inflation and our increasing operational efficiencies and marketing initiatives . The degree of margin contraction will vary quarter on quarter, as a result of timing differences between our expected price increases and cost reduction initiatives versus the increase in raw material costs. Such an impact was especially apparent in the first quarter of the year due to seasonality.

We remain committed to delivering an absolute EBITDA growth annually both in Turkey and international operations, albeit with a lower margin, due to the increase in the raw material and packaging costs.

We expect to once again outperform the markets where we operate in 2008 with revenues increasing ahead of sales volume.

SOFT DRINK GROUP

•Anadolu Efes' soft drink operations are run by Coca-Cola İçecek A.Ş. ("CCI"). CCI produces, sells and distributes sparkling and still beverages, primarily brands of The Coca-Cola Company, in Turkey, Kazakhstan, Azerbaijan, Jordan and Kyrgyzstan. CCI also has a 33.3% interest in Turkmenistan Coca-Cola Bottlers Ltd., the Coca-Cola bottler in Turkmenistan. In addition, CCI is a party to joint venture agreements that have the exclusive distribution rights for brands of The Coca-Cola Company in Iraq and Syria and has the option to become the sole Coca-Cola bottler in Iraq and Syria. Anadolu Efes is the largest shareholder of CCI with 50.3% stake.

MANAGEMENT COMMENTARY:

•"2008 first quarter volume continued to grow healthy reaching 91 million unit cases up 15 percent from a year ago. We successfully grew revenues ahead of volume and EBITDA ahead of revenue again in the first quarter." commented Mr. Michael O'Neill, President of Efes Soft Drink Group."Coca-Cola Zero, the biggest innovation of Brand Coca-Cola was very well received by consumers and is already making significant progress across Turkey. Encouraged by the Turkey experience we launched Coca-Cola Zero in Syria and Jordan in April. Our business in Turkey performed exceptionally well in the first quarter delivering a robust volume increase of 16 percent to 74 million unit cases. Despite the economic slowdown in Kazakhstan and cycling an excellent first quarter in 2007, CCI International operations performed well, delivering 17 million unit cases, up 8 percent versus 2007. Furthermore discussions with TCCC on expanding CCI's footprint in acquiring a share in the Coca-Cola Beverages Pakistan Limited bottler and a 50% share of Doğadan are advancing. CCI delivered good operating results in the first quarter and I look forward to reporting continued success throughout the year."."

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)



Consolidated Sales Volume
million unit cases
14.5%
79,8
91,4
1Q2007
1Q2008



Sales Volume Breakdown*
International
18,6%
*On a combined basis



Consolidated Net Sales Revenue
million YTL
21.7%
321,7
391,4
1Q2007
1Q2008

- In 1Q2008 consolidated sales volume of CCI increased to 91.4 million unit cases by growing 14.5% year on year.
  - Unit case volume in Turkey increased by 16.3% to 74.6 million unit cases in 1Q08.
  - Unit case volume in international operations increased by 8.3% to 17.0 million unit cases in 1Q08. Besides the strong base in 1Q2007, the slow down in international soft drink sales volume in 1Q2008 is attributable to the economic slowdown in Kazakhstan.
- CCI's consolidated net sales revenue in 1Q2008 increased by 21.7% to YTL391.4 million in 1Q08. Net sales revenue growth, which was ahead of volume growth, was driven by effective revenue growth management.
  - In Turkey net sales revenue increased by 27.5%, to YTL 334.4 million in 1Q08. Net sales increase was above the volume growth mainly due to price increases and effective discount management.
  - In international markets net sales revenue increased by 12.9%, to US$ 48.4 million in 1Q08. The improvement in net sales revenue, which was ahead of volume growth, was primarily attributable to local currency price increases.
- Cost of sales as a percentage of net sales revenue declined in 1Q2008, leading to an improvement in the consolidated gross profit margin to 41.1% from 36.8% a year ago.
  - In Turkey CCI benefited from strong sales volume growth, improved net sales, raw material price increases being lower than net sales revenue growth and reduced overhead expenses as a percentage of net sales due to economies of scale. Despite increase in raw material costs, cost of goods sold per unit case increased by 1.3% versus 9.9% increase in net sales revenue per unit case. This was due to the cost advantages achieved for certain raw materials priced in foreign currency as a result of the appreciated YTL in 1Q2008 compared to 1Q2007. As a result, gross profit margin in Turkey increased to 43.4% in 1Q08 from 38.5% in the previous year.
- In international markets gross profit margin declined from 28.5% to 27.1%, due to lower net revenue per unit case increase than that of cost of sales. In addition, manufacturing expenses in Kazakhstan such as depreciation and employment cost have also increased due to the Brundai plant which commenced production on a limited scale in August 2006 and became fully operational in 2007. As a result, the total capacity in Kazakhstan doubled in 2007, which increased cost of sales in 1Q08 compared to the same period of 2007, due to the additional overhead and depreciation expenses.

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

SOFT DRINK OPERATIONS (COCA-COLA İÇECEK A.Ş.)-cont'd.



Consolidated EBITDA
14.5%
11.7%
51.2%
million YTL
37,7
56,9
1Q2007
1Q2008
EBITDA margin

•Consolidated Earnings Before Interest and Taxes (EBIT) increased by 98.6% to YTL 29.3 million in 1Q08, while EBIT margin improved to 7.5% in 1Q2008 from 4.6% a year ago, primarily as a result of improved gross profit margin.

•In Turkey operating expenses increased slightly as a result of increased marketing expenses due to the launch of Coca-Cola Zero as well as higher distribution expenses due to the increase in fuel prices. Nevertheless, EBIT in Turkey more than doubled to YTL 28.6 million in 1Q08 and EBIT margin improved to 8.6% from 4.5% in 1Q2007.

•In the international markets EBIT was US$ 0.4 million in 1Q2008, while EBIT margin decreased to 0.9% from 4.3% a year ago. The increase in fuel prices during the year has also negatively impacted distribution expenses compared to the prior year. However, the ratio of distribution expenses to net sales remained flat. Additionally, the increase in payroll expenses above the inflation rate in Central Asia operations elevated total operating expenses in 1Q08.

•CCI's consolidated EBITDA reached YTL 56.9 million by improving 51.2% in 1Q08 versus prior year, while EBITDA margin expanded by 284 basis points to 14.5%.

•In Turkey EBITDA increased by 66.9% to YTL 51.3 million in 1Q08 with an improvement in EBITDA margin by 363 basis points to 15.3%.

• In the international markets EBITDA increased by 0.9% reaching US$ 4.5million with 111 basis points margin contraction to 9.4%.

•Despite strong operating performance, CCI recorded a consolidated net loss of YTL 18.7 million in 1Q08, without minority interest, compared to a net profit of YTL 4.5 million in 1Q07, mainly due to increased non-cash foreign exchange losses resulting from the depreciation of YTL.

•As of 31.03.2008, CCI had a consolidated net financial debt of YTL 548.6 million.

OUTLOOK FOR 2008:

"International operations started the year with high single digit volume growth compared to a very strong start in Turkey, we still maintain our sales volume, net revenue and EBITDA guidance, which is:

• Turkey Volume – High Single Digit to Low Double Digit
• International Volume – High Teens to Low Twenties
• Net Revenue Growth exceeding Sales Volume Growth
• EBITDA Growth exceeding Net Revenue Growth

2008 performance will be supported by: effective revenue growth management and the roll-out of best practices; continued product and packaging innovation; strong route-to-market execution; and, increased operating efficiencies.

We forecast higher commodity prices in 2008 especially for cans, resin and sweetener but management believes that pricing realization in line with plans will enable us to deliver another year of strong results.

We are planning to invest around 10% of net sales towards growing our production capacity and expanding our cooler base. While some 10 new production lines will be added in 2008, including 2 line at our new plant in Iraq, over 50,000 coolers will be placed. We will continue to invest heavily on growing production capacity, expanding our cooler base, and infrastructure to meet the continuing strong growth opportunities."

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

ABOUT ANADOLU EFES

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

• The Group currently operates in 13 countries with 17 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 34.3 million hectoliters, malting capacity of 236,500 tonnes and Coca-Cola bottling capacity of 670 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Can Çaka
(Chief Financial Officer)
tel: 90 216 586 80 53
facsimile: 90 216 389 58 63
e-mail: can.caka@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil Özgüneş
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

ANADOLU EFES

Consolidated Income Statements For the Three-Month Period Ended 31.03.2008 and 31.03.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/3	2008/3
SALES VOLUME (million hectolitre)	**6,1**	**7,0**
NET SALES	**530,7**	**657,0**
Cost of Sales (-)	(264,0)	(318,8)
GROSS PROFIT	**266,6**	**338,2**
Marketting, Selling and Distribution Expenses (-)	(151,8)	(174,4)
General and Administration Expenses (-)	(61,6)	(71,2)
Other Operating Income	8,5	4,2
Other Operating Expense (-)	(4,3)	(6,1)
PROFIT FROM OPERATIONS	**57,5**	**90,7**
Gain/ (Loss) from Associates	(0,2)	(0,0)
Financial Income	27,6	27,8
Financial Expense (-)	(35,6)	(65,9)
CONTINUING OPERATIONS PROFIT BEFORE TAX	**49,3**	**52,5**
Provision for Taxes (-)	(11,6)	(18,2)
NET INCOME	**37,7**	**34,3**
Attributable to:		
Minority Interest	(1,8)	(5,7)
Net Income attributable to Shareholders	39,5	40,0
EBITDA	**107,5**	**152,1**

Note 1: CCI's consoliated results are proportionately consolidated in Anadolu Efes' financial results as per its 50.3% shareholding.

Note 2: EBITDA comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

ANADOLU EFES
Consolidated Balance Sheets as of 31.03.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/12	2008/3
Cash & Cash Equivalents	303,4	385,3
Investment in Securities	4,1	3,4
Trade Receivables	344,8	430,1
Due from Related Parties	7,8	4,6
Other Receivables	6,4	10,1
Inventories	391,2	514,4
Other Current Assets	116,4	168,2
Total Current Assets	**1.174,0**	**1.516,2**
Other Receivables	0,6	0,8
Investments in Securities	44,7	37,9
Investments in Associates	0,8	0,8
Goodwill	815,8	976,3
Property, Plant and Equipment	1.570,2	1.787,9
Intangible Assets	228,6	257,8
Deferred Tax Assets	16,8	13,6
Other Non-Current Assets	43,1	34,3
Total Non-Current Assets	**2.720,5**	**3.109,4**
Total Assets	**3.894,5**	**4.625,6**

	2007/12	2008/3
Short-term Borrowings	456,1	570,2
Trade Payables	165,7	218,1
Due to Related Parties	17,0	18,8
Other Payables	159,0	181,0
Provision for Corporate Tax	17,1	16,7
Provision for Employee Benefits	6,5	20,6
Other Current Liabilities	169,1	205,3
Total Current Liabilities	**990,7**	**1.230,6**
Long-term Borrowings	602,3	861,3
Other Payables	84,5	94,7
Provision for Employee Benefits	37,8	40,9
Deferred Tax Liability	34,2	37,0
Other Non-Current Liabilities	6,1	10,1
Total Non-Current Liabilities	**764,8**	**1.043,9**
Minority Interest	317,4	363,8
Total Equity	**1.821,6**	**1.987,2**
Total Liabilities and Shareholders' Equity	**3.894,5**	**4.625,6**

Note 1: CCI's consolidated financial results are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.

Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value and classified as "Investment in Securities" in Non-Current Assets part of the balance sheet.

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

TURKEY BEER OPERATIONS

Consolidated Income Statements For the Three-Month Period Ended 31.03.2008 and 31.03.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/3	2008/3
Sales Volume (million hectolitres)	1,5	1,9
NET SALES	191,6	250,3
GROSS PROFIT	126,8	172,1
PROFIT FROM OPERATIONS	47,0	81,6
Financial Income / Expense	4,4	(5,8)
CONTINUING OPERATIONS PROFIT BEFORE TAX	51,4	75,8
Provision for Taxes	(10,2)	(15,1)
NET INCOME	41,1	60,7
EBITDA	72,1	107,7

Note : EBITDA comprises of Profit from Operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS

Highlighted Balance Sheet Items as of 31.03.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/12	2008/3
Cash, Cash equivalents and Investment in Securities	159,8	163,8
Trade Receivables	161,5	206,5
Inventories	90,3	95,1
Other Assets	28,0	19,4
Total Current Assets	439,6	484,8
Investments	1.248,8	1.241,2
Property, Plant and Equipment	301,5	312,5
Other Assets	19,0	21,6
Total Non-Current Assets	1.569,3	1.575,2
Trade Payables	45,3	58,1
Other Liabilities	116,6	133,6
Short-term Borrowings	109,0	64,7
Total Current Liabilities	270,9	256,3
Long-term Borrowings	58,2	63,8
Other Liabilities	119,5	131,7
Total Non-Current Liabilities	177,7	195,5
Minority Interest	-	-
Shareholders' Equity	1.560,3	1.608,2
Total Liabilities and Shareholders' Equity	2.009,0	2.060,0

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

File: 082-04144

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

INTERNATIONAL BEER OPERATIONS (EBI)

Consolidated Income Statements For the Three-Month Period Ended 31.03.2008 and 31.03.2007
Prepared In Accordance with IFRS
(million USD)

	2007/3	2008/3
Volume (million hectoliters)	2,3	2,6
NET SALES	126,5	176,5
GROSS PROFIT	56,9	70,8
PROFIT FROM OPERATIONS	1,8	(6,3)
Financial Income / (Expense)	(6,2)	(7,1)
PROFIT BEFORE TAX	(4,3)	(13,4)
Provision for Taxes	0,0	(1,4)
PROFIT AFTER TAX	(4,3)	(14,8)
Attributable to		
Minority Interest	(0,1)	(0,3)
Net Income attributable to Shareholders	(4,2)	(14,5)
NET PROFIT	4,3	(14,8)
EBITDA	15,7	16,4

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.
Note 2: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)

Highlighted Balance Sheet Items as of 31.03.2008 and 31.12.2007
Prepared In Accordance with IFRS
(million USD)

	31.12.2007	31.03.2008
Cash and Cash Equivalents and Investments in Securities	58,5	91,7
Trade Receivables	88,1	86,5
Inventories	188,0	239,6
Total Current Assets	402,7	510,3
Property, Plant and Equipment	726,5	796,0
Intangible Assets (including goodwill)	536,9	629,5
Other Non-Current Assets	3,0	4,7
Total Non-Current Assets	1.281,7	1.441,6
Trade and Other Payables	249,7	293,1
Short-term Borrowings (net) (including current portion of long-term debt and lease obligations)	203,4	253,8
Total Current Liabilities	453,2	546,9
Long-term Borrowings (net) (including lease obligations)	342,6	470,3
Total Non-Current Liabilities	358,3	490,0
Minority Interests	9,6	9,6
Shareholders' Equity	863,4	905,5
Total Liabilities and Shareholders' Equity	1.684,4	1.951,9

Note 1: Figures for EBI are obtained from consolidated financial statements prepared in accordance with IFRS.

FOR GENERAL RELEASE TO THE PUBLIC
JUNE 2nd, 2008

SOFT DRINK OPERATIONS (CCI)

Consolidated Income Statements For the Three-Month Period Ended 31.03.2008 and 31.03.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2007/3	2008/3
Sales Volume(million Unit Case)	79,8	91,4
Sales (net)	321,7	391,4
Cost of Sales	(203,3)	(230,6)
GROSS PROFIT	118,4	160,8
Operating Expenses	-104,0	-132,0
Other Operating Income / (Expense) (net)	0,4	0,5
NET OPERATING PROFIT	14,8	29,3
Gain / (Loss) from Associates	(0,4)	(0,1)
Financial Income / (Expense) (net)	(7,2)	(45,2)
OPERATING PROFIT / (LOSS) BEFORE TAX	7,1	(16,0)
Provision from Taxes	(2,7)	(2,7)
NET INCOME / (LOSS)	4,5	(18,7)
Attributable to,	-	
Minority Interest	(0,2)	0,4
Net Income attributable to Shareholders	4,3	(18,3)
EBITDA	37,7	56,9

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)

Highlighted Balance Sheet Items as of 31.03.2008 and 31.12.2007
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2007	31.03.2008
Cash and Cash Equivalents	141,4	199,5
Investments in Securities	6,4	5,4
Trade Receivables and Due from Related Parties (net)	156,4	218,4
Inventory (net)	165,0	228,4
Other Receivables	,6	1,1
Other Current Assets	63,9	102,3
Total Current Assets	533,2	755,0
Investment in Associate	1,5	1,6
Property, Plant and Equipment	838,8	911,8
Intangible Assets (including goodwill)	258,2	281,5
Deffered Tax Assets	1,3	3,6
Other Non- Current Assets	44,0	21,6
Total Non-current Assets	1.143,9	1.220,1
Total Assets	1.677,1	1.975,1
Short-term Borrowings	219,3	361,2
Trade Payables and Due to Related Parties (net)	123,4	125,4
Other Payables	49,6	61,9
Provision for Corporate Tax	4,8	,8
Other Current Liabilities	3,6	12,8
Other Liabilities	14,1	26,8
Total Current Liabilities	414,7	588,9
Long-term Borrowings	288,5	392,3
Provisions	25,1	27,3
Deffered Tax Liabilities	24,3	24,1
Total Non-Current Liabilities	338,0	443,6
Shareholders' Equity	911,0	928,2
Minority Interest	13,4	14,5
Total Liabilities and Shareholders' Equity	1.677,1	1.975,1

Note 1: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

Convenience Translation of the Report and Financial Statements
Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements
As of March 31, 2008

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements as of March 31, 2008

TABLE OF CONTENTS

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at March 31, 2008
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unreviewed March 31, 2008	Audited December 31, 2007
ASSETS			
Current Assets		**1.516.185**	1.173.973
Cash and Cash Equivalents	6	**385.299**	303.367
Investments In Securities	7	**3.449**	4.145
Trade Receivables	10	**430.054**	344.778
Due from Related Parties	37	**4.608**	7.784
Other Receivables	11	**10.143**	6.376
Inventories	13	**514.429**	391.166
Other Current Assets	26	**168.203**	116.357
Non-Current Assets		**3.109.377**	2.720.494
Other Receivables	11	**794**	574
Investments In Securities	7	**37.909**	44.701
Investments In Associates	16	**782**	759
Property, Plant and Equipment	18	**1.787.916**	1.570.244
Intangible Assets	19	**257.764**	228.578
Goodwill	20	**976.301**	815.806
Deferred Tax Assets	35	**13.588**	16.755
Other Non-Current Assets	26	**34.323**	43.077
Total Assets		**4.625.562**	3.894.467

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM BALANCE SHEET
As at March 31, 2008
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unreviewed March 31, 2008	Audited December 31, 2007
LIABILITIES			
Current Liabilities		**1.230.646**	990.667
Short-term Borrowings	8	**570.161**	456.145
Trade Payables	10	**218.085**	165.688
Due to Related Parties	37	**18.773**	17.031
Other Payables	11	**181.040**	159.022
Provision for Corporate Tax	35	**16.721**	17.141
Provisions		**-**	-
Provision for Employee Benefits	24	**20.577**	6.505
Other Liabilities	26	**205.289**	169.135
Non-Current Liabilities		**1.043.945**	764.832
Long-term Borrowings	8	**861.332**	602.265
Other Payables	11	**94.699**	84.495
Provisions		**-**	-
Provision for Employee Benefits	24	**40.867**	37.750
Deferred Tax Liability	35	**36.981**	34.188
Other Liabilities	26	**10.066**	6.134
EQUITY			
Equity of the Parent		**1.987.188**	1.821.553
Issued Capital	27	**450.000**	450.000
Adjustment to Issued Capital	27	**63.583**	63.583
Treasury Shares		**-**	-
Share Premium		**-**	-
Revaluation Fund	27	**13.289**	26.293
Currency Translation Differences	27	**(16.409)**	(155.019)
Restricted Reserves Allocated from Net Profit	27	**60.419**	60.419
Accumulated Profits	27	**1.376.277**	1.001.795
Net Income		**40.029**	374.482
Minority Interest	27	**363.783**	317.415
Total Equity and Liabilities		**4.625.562**	3.894.467

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM INCOME STATEMENT
For the three-month period ended March 31, 2008
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unreviewed March 31, 2008	Unreviewed March 31, 2007
SALES AND COST OF SALES			
Sales	28	**656.981**	530.667
Cost of Sales (-)	28	**(318.761)**	(264.038)
GROSS OPERATING PROFIT		**338.220**	266.629
Marketing, Selling and Distribution Expenses (-)	29	**(174.423)**	(151.756)
General and Administration Expenses (-)	29	**(71.208)**	(61.620)
Other Operating Income	31	**4.185**	8.537
Other Operating Expense (-)	31	**(6.123)**	(4.285)
PROFIT FROM OPERATIONS		**90.651**	57.505
Gain / (Loss) from Associates	16	**(48)**	(212)
Financial Income	32	**27.834**	27.607
Financial Expenses (-)	33	**(65.907)**	(35.588)
Continuing Operations Profit Before Tax		**52.530**	49.312
Continuing Operations Tax Income / (Expense)			
Current Period Tax Expense	35	**(15.292)**	(17.398)
Deferred Tax Income / (Expense)	35	**(2.942)**	5.803
NET INCOME		**34.296**	37.717
Attributable to:			
Minority interest	27	**(5.733)**	(1.800)
Equity holders of the parent		**40.029**	39.517
EARNINGS PER SHARE (FULL YTL)	36	**0,00009**	0,00009

The accompanying notes form an integral part of these consolidated interim financial statements.

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2008

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Issued Capital	Inflation Adjustment to Issued Capital	Value Increase Funds	Currency Translation Differences	Restricted Reserves	Net Income	Accumulated Profits	Equity of the Parent	Minority Interest	Total Equity
Balance at December 31, 2006	**112.877**	**277.158**	**26.404**	**(37.283)**	**50.190**	**269.020**	**975.242**	**1.673.608**	**341.128**	**2.014.736**
Transfer of net income to the accumulated profits	-	-	-	-	-	(269.020)	269.020	-	-	-
Currency translation differences	-	-	-	(4.785)	-	-	-	(4.785)	(940)	(5.725)
Value increase in available for sale securities	-	-	1.715	-	-	-	-	1.715	-	1.715
Net income for the year	-	-	-	-	-	39.517	-	39.517	(1.800)	37.717
Balance at March 31, 2007	**112.877**	**277.158**	**28.119**	**(42.068)**	**50.190**	**39.517**	**1.244.262**	**1.710.055**	**338.388**	**2.048.443**
Transfer of net income to the accumulated profits	-	-	-	-	10.229	107.931	(118.160)	-	-	-
Dividend paid	-	-	-	-	-	(107.931)	-	(107.931)	-	(107.931)
Dividends paid to minority interest	-	-	-	-	-	-	-	-	(525)	(525)
Transfer	-	-	759	-	-	-	(759)	-	-	-
Capital increase	337.123	(213.575)	-	-	-	-	(123.548)	-	-	-
Currency translation differences	-	-	-	(112.951)	-	-	-	(112.951)	(37.184)	(150.135)
Value decrease in available for sale securities	-	-	(2.585)	-	-	-	-	(2.585)	-	(2.585)
Purchases from minority interest	-	-	-	-	-	-	-	-	(633)	(633)
Net income for the year	-	-	-	-	-	334.965	-	334.965	17.369	352.334
Balance at December 31, 2007	**450.000**	**63.583**	**26.293**	**(155.019)**	**60.419**	**374.482**	**1.001.795**	**1.821.553**	**317.415**	**2.138.968**
Transfer of net income to the accumulated profits	-	-	-	-	-	(374.482)	374.482	-	-	-
Currency translation differences	-	-	-	138.610	-	-	-	138.610	52.101	190.711
Value decrease in available for sale securities	-	-	(13.004)	-	-	-	-	(13.004)	-	(13.004)
Net income for the year	-	-	-	-		40.029		40.029	(5.733)	34.296
Balance at March 31, 2008	**450.000**	**63.583**	**13.289**	**(16.409)**	**60.419**	**40.029**	**1.376.277**	**1.987.188**	**363.783**	**2.350.971**

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the three-month period ended March 31, 2008
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unreviewed March 31, 2008	Unreviewed March 31. 2007
Cash flows from operating activities			
Continuing Operations Profit Before Tax		**52.530**	49.312
Adjustments for:			
Depreciation and amortization expenses	5, 18, 19, 30	**53.980**	49.428
(Gain) / loss on sale of PP&E and intangible assets, net	31	**164**	40
Provision for retirement pay liability	5	**1.808**	2.569
Provision for vacation pay liability	5	**1.888**	1.922
Foreign exchange (gain) / loss raised from loans, net		**33.310**	(11.410)
Interest expense	33	**19.616**	22.292
Interest income	32	**(7.551)**	(8.403)
Syndication loan expense		**602**	921
(Gain)/Loss from derivative financial instruments	32, 33	**(880)**	1.320
(Income) / loss from associates, net	16	**48**	212
Gain on sale of soft-drink trademarks	31	**-**	(5.211)
Other (income) / expense, net		**(4)**	-
Operating profit before changes in operating assets and liabilities		**155.511**	102.992
Change in trade receivables		**(84.761)**	(25.418)
Change in due from related parties		**(1.590)**	447
Change in inventories		**(117.850)**	(34.300)
Change in other assets, other liabilities and provisions		**38.868**	1.613
Change in trade payables		**50.698**	19.057
Change in due to related parties		**1.483**	(375)
Vacation and retirement pay liability paid		**(2.044)**	(1.684)
Taxes paid		**(12.846)**	(1.076)
Net cash provided by operating activities		**27.469**	61.256
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	5, 18, 19	**(126.609)**	(78.294)
Proceeds from sale of property, plant and equipment and intangible assets		**9.353**	4.623
Acquisition of subsidiaries, net of cash acquired	3	**(84.136)**	-
Proceed from sale of soft-drink trademarks	31	**-**	5.211
Cash payment for acquired shares		**-**	(47.053)
Net cash used in investing activities		**(201.392)**	(115.513)
Cash flows from financing activities			
Proceeds from short-term and long-term debt		**348.686**	266.150
Repayment of short-term and long-term debt		**(120.512)**	(169.443)
Interest paid		**(13.065)**	(28.412)
Interest received		**9.485**	7.655
Net cash provided by / (used in) financing activities		**224.594**	75.950
Net increase / (decrease) in cash and cash equivalents		**50.671**	21.693
Currency translation differences on cash and cash transactions		**32.913**	(1.285)
Cash and cash equivalents at the beginning of the period		**299.835**	391.808
Cash and cash equivalents at the end of the period	6	**383.419**	412.216

The accompanying notes form an integral part of these consolidated interim financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE).

The registered office address of the Company is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The consolidated interim financial statements of the Group are approved by the Chief Financial Officer and Finance Director as to be presented on June 2, 2008. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates seventeen beer factories (five in Turkey and twelve in other countries), five malt production facilities (two in Turkey, three in Russia), eleven Coca-Cola bottling plants (five in Turkey and six in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey, Central Asia and Middle East.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan, namely Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC) and a malt production company in Russia.

List of Shareholders

As of March 31, 2008 and December 31, 2007, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2008		December 31, 2007	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**139.082**	**30,91**	139.082	30,91
Özilhan Sınai Yatırım A.Ş.	**78.771**	**17,50**	78.746	17,50
Anadolu Endüstri Holding A.Ş. (AEH)	**35.292**	**7,84**	35.292	7,84
Publicly traded and other	**196.855**	**43,75**	196.880	43,75
	450.000	**100,00**	450.000	100,00

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at March 31, 2008 and December 31, 2007 are as follows:

Subsidiary	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % March 31, 2008	Effective Shareholding and Voting Rights % December 31, 2007
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	Beer	**70,22**	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	Beer	**63,79**	63,79
OAO Amstar (Amstar)	Russia	Production of beer	Beer	**63,79**	63,79
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	Beer	**63,79**	63,79
OOO Stary Melnik (Stary Melnik)	Russia	Service sector	Beer	**63,79**	63,79
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	Beer	**64,76**	64,76
OAO Krasny Vostok Solodovpivo (KV Group)	Russia	Production and marketing of beer	Beer	**59,23**	65,20
ZAO Siberian Brewery Company	Russia	Production of beer	Beer	**66,43**	68,48
OOO Vostok Solod	Russia	Production of malt	Beer	**59,23**	65,20
OOO KV-Invest	Russia	Finance	Beer	**59,23**	65,20
OOO Tsentralny Torgovy Dom	Russia	Sales company	Beer	**59,23**	65,20
ZAO Moskovskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
ZAO Samarskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
ZAO Saratovskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
ZAO Ufimskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	Beer	**-**	65,20
OOO Volgogradskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Voronezhskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Ekaterinburgskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**-**	65,20
OOO Krasnodarskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Krasnoyarskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Kurskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Nizhegorodskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Nizhnekamskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Novosibirskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Omskii Dom (2)	Russia	Sales company	Beer	**-**	65,20
OOO Permskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Sankt-Peterburgskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Tomskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
OOO Chelyabinskii Torgovyii Dom	Russia	Sales company	Beer	**59,23**	65,20
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	Beer	**70,22**	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks	Beer	**67,76**	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	Beer	**68,26**	68,26
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	Beer	**51,23**	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	Beer	**70,22**	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	Beer	**70,23**	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	Beer	**79,18**	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	Beer	**70,22**	70,22
Euro-Asian Brauerein Holding GmbH (Euro-Asian)	Germany	Investment company of EBI	Beer	**70,22**	70,22
Lomisi Joint Stock Company (Lomisi) (3)	Georgia	Production and marketing of beer and carbonated soft drink	Beer	**70,22**	-
Central Asian Beverages B.V. (Central Asian) (4)	The Netherlands	Investment company of EBI	Beer	**70,22**	-
Central Europe Beverages BV. (Central Europe) (5)	The Netherlands	Investment company of EBI	Beer	**70,22**	-
Efes Belarus Sales Company G.M. (Belarus) (6)	Belarus	Market development	Beer	**63,19**	-
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	Beer	**100,00**	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	Beer	**99,75**	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	Beer	**99,62**	99,62
Cypex Co. Ltd. (Cypex)	Turkish Republic of Northern Cyprus	Marketing and distribution of beer	Beer	**99,99**	99,99
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	Beer	**99,75**	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	Beer	**99,75**	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.
(2) These companies have been closed in 2008 during the restructuring of KV Group companies.
(3) The company has been acquired by EBI in February 2008 and included in the scope of consolidation (Note 3).
(4) The company has been established in January 2008 by EBI (Note 3).
(5) The company has been established in February 2008 by EBI (Note 3).
(6) The company has been established in March 2008 by EBI (Note 3).

(Currency- Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at March 31, 2008 and December 31, 2007 are as follows:

Joint Venture	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % March 31, 2008	December 31, 2007
Coca-Cola İçecek A.Ş. (1)	Turkey	Production, bottling, of Coca-Cola products	Soft Drink	**50,26**	50,26
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	Soft Drink	**50,25**	50,25
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye)	Turkey	Filling and selling of natural spring water	Soft Drink	**50,25**	50,25
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	**44,03**	44,03
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of CCI	Soft Drink	**47,33**	47,33
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	**45,18**	45,18
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	**45,23**	45,23
CCI International Holland B.V. (CCI Holland)	The Netherlands	Investment company of CCI	Soft Drink	**50,26**	50,26
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of CCI	Soft Drink	**25,13**	25,13
CC Beverage Limited (2)	Iraq	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	**15,08**	15,08
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	**45,23**	45,23
Syrian Soft Drink Sales and Distribution L.L.C. (Syrian SD) (3)	Syria	Distribution and selling of Coca-Cola products	Soft Drink	**25,13**	25,13
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	Soft Drink	**50,50**	50,50

(1) Shares of CCI are currently traded on ISE.
(2) CC Beverage Limited has been established in February 6, 2007 in Iraq which is joint venture of CCI where CCI's effective shareholding rate is 30%.
(3) 50% of shares has been acquired by CCI Holland, subsidiary of CCI, on April 25, 2007 (Note 3).

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

2.1 Basis of Preparation of Financial Statements

Capital Market Board (CMB) Communiqué No. XI-29 "Communiqué for the Financial Reporting Basis in Capital Markets", which has superseded the CMB Communiqué No. XI-25 "Communiqué for the Accounting Standards in Capital Markets", has been effective for the first interim financial statements of the accounting periods starting from January 1, 2008. According to this communiqué, the consolidated financial statements of the Group have to be prepared in accordance with the International Financial Reporting Standards (IAS/IFRS) as it is acknowledged by the European Union, but IAS/ IFRS will be executed until the Accounting Standards Board of Turkey declares the differences between the IAS/IFRS which has been acknowledged by the European Union and the ones prescribed by the International Accounting Standards Board (IASB). In this scope, the Group has prepared its financial statements in accordance with the clauses stated above.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.1 Basis of Preparation of Financial Statements (continued)

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

The Group companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by CMB; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards. Consolidated financial statements are prepared by using cost basis except the financial assets valued at fair value and, assets and liabilities that are subject to the implementation of Business Combinations.

2.2 Seasonality of operations

Beer and soft drinks consumption is seasonal. Because of higher demand during the summer season, the figures for the first half include the effects of the seasonal variations. Therefore, the results of business operations for the first nine-months up to March 31, 2008 do not necessarily constitute an indicator for the results to be expected for the overall fiscal year.

2.3 Functional and Presentation Currency

The functional and presentation currency of the Company is YTL.

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their functional currencies.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.3 Functional and Presentation Currency (continued)

Functional and Presentation Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Functional Currency March 31, 2008	Functional Currency March 31, 2007
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	RUR	RUR
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert	Serbian Dinar (RSD)	RSD	RSD
Efes Zajecar	RSD	RSD	RSD
Lomisi	Georgia Lari (GEL)	GEL	GEL
CCI Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Central Asian, Central Europe, Efes Belarus, Tonus, and other	Various	Various	Various

2.4 Changes in Accounting Policies

As of March 31, 2008, Group has reviewed the new and revised IAS/IFRS, the interpretations of IASB and International Financial Reporting Interpretations Committee (IFRIC) that are effective from January 1, 2008.

(a) New and revised standards that are related to the Group's operations:

The application of revised accounting standards and interpretations do not have any effect on the Group's consolidated financial statements and its disclosures as of March 31, 2008.

(b) New and revised standards and interpretations that are related to the Group's operations whereas not effective as of March 31, 2008 and have not been early adopted by the Group:

IFRS 3, Business Combinations (Revised) (Effective for annual periods beginning on or after July 1, 2009).

IFRS 8, Operating Segments (Effective for annual periods beginning on or after January 1, 2009).

IAS 1, Presentation of Financial Statements (Revised) (Effective for annual periods beginning or after January 1, 2009).

IAS 23, Borrowing Costs (Revised) (Effective for annual periods beginning or after January 1, 2009).

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.5 Changes in Accounting Estimates

The accounting estimates of the Group are adopted to be same as prior periods.

2.6 Comparative Information

To be consistent with current year presentation and appropriate to the CMB Communiqué No. XI-29 "Communiqué on Accounting Standards in Capital Markets", some classification adjustments are made in comparable financial statements and footnotes.

2.7 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statements when there is a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

2.8 Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, Anadolu Efes, and its subsidiaries and joint ventures drawn up to reporting date. The financial statements of the companies included in the consolidation have been prepared based on the accounting policies and presentation formats adopted by the Group in accordance with the CMB Accounting Standards.

Subsidiaries are companies in which Anadolu Efes has the power to exercise more than 50% of the voting rights relating to the shares in the companies as a results of shares owned directly and/or indirectly by itself or although not having the power to exercise more than 50% of the voting rights, exercises control in order make to profit from the operations of companies through the exercise of actual dominant influence over the financial and operating policies. Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests of subsidiaries are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation; in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Investments in associates are undertakings over which the Group generally has between 20% and 50% of the voting rights and the Group has significant influence and which are not subsidiaries or joint ventures of the Group. The Group's investments in associates are accounted for using the equity method.

The purchase method of accounting is used for acquired business. Subsidiaries, joint ventures or investment in associates, acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.9 Cash and Cash Equivalents

Cash and cash equivalents comprise of cash in hand, bank deposits and short-term investments, which can easily be converted into cash for a known amount, has high liquidity with maturities of 3 months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

2.10 Trade Receivables and Provision for Doubtful Receivables

Trade receivables that are originated by the Group by the way of providing goods or services generally have 5-90 day terms. Trade receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts.

The allowance for doubtful receivables is realized when there is objective evidence that receivable can not be collected and is charged as an expense in the consolidated financial statements. The allowance is the difference between the carrying amount and the recoverable amount, being all cash flows, including amounts recoverable from guarantees and collaterals.

2.11 Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

2.12 Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

2.13 Investments

The Group has classified its financial assets as "available-for-sale" in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Financial assets, intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates are classified as available-for-sale. These financial assets are included in non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date and positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "revaluation fund" as "securities value increase fund" in the consolidated balance sheet.

Investments classified as available for sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.13 Investments (continued)

Other long term financial assets, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the available for sale securities are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

2.14 Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet. The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

2.15 Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Expenses for repair and maintenance of property, plant and equipment are normally charged to the income statement. They are, however, capitalized and depreciated through the estimated useful life of the property, plant and equipment in exceptional cases if they result in an enlargement or substantial improvement of the respective assets.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.16 Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

2.17 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before and/or after March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with IFRS 3 "Business Combinations".

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable.

2.18 Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.19 Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

2.20 Employee Benefits / Employee Termination Benefits

a) Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group Companies operating in Turkey is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

2.21 Provisions, Contingent Assets and Liabilities

a) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.21 Provisions, Contingent Assets and Liabilities (continued)

b) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements, but disclosed when an inflow of economic benefits is probable.

2.22 Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
March 31, 2007	1,3801	1,8383
December 31, 2007	1,1647	1,7102
March 31, 2008	1,2765	2,0156

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the values of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date. On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal.

2.23 Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

a) Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

b) Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.23 Revenue (continued)

c) Other

Interest income is recognized as the interest accrues. Dividend income is recognized when the right to collect the dividend is established.

2.24 Borrowing Costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds and are generally expensed as incurred. Borrowing costs could be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs could be capitalized until the assets are substantially ready for their intended use. The Group does not capitalize its borrowing costs and generally recognizes as an expense.

2.25 Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

2.26 Derivative Financial Instruments and Hedging Activities

The Group utilizes derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financial activities. Derivative financial instruments are recognized initially at cost and subsequent to initial recognition; they are valued at fair value in the consolidated financial statements. The Group's derivate financial instruments are forward and interest rate swap agreements.

2.27 Segment Reporting

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

2.28 Earnings Per Share

Earnings per share in the consolidated income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

2.29 Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

NOTE 3. BUSINESS COMBINATIONS

Transactions Related with 2008

In February 2008, EBI has acquired 100 % shares of Lomisi, which operates in Georgia, for a cash consideration of YTL 85.017. The goodwill arising from this acquisition amounting to YTL 70.124 is recognized in the consolidated interim financial statements.

The fair values of net assets of Lomisi as of the acquisition date are as follows:

	Fair Value
Cash and cash equivalents	1.587
Trade receivables	515
Due from related parties	884
Inventories	5.413
Other current assets	1.707
Property, plant and equipment	19.752
Intangible assets	970
Financial liabilities	(11.282)
Trade payables	(1.699)
Due to related parties	(259)
Provision for corporate tax	(46)
Deferred tax liabilities	(2.216)
Other liabilities	(433)
Fair value of net assets acquired	**14.893**
Group's share	100%
Group's share in net assets	**14.893**
Total cash consideration	85.017
Group's share in net assets	(14.893)
Goodwill arising from acquisition	**70.124**
Total cash consideration	85.017
Net cash acquired with the subsidiary (-)	(1.587)
Net cash outflow on acquisition	**83.430**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. BUSINESS COMBINATIONS (continued)

The goodwill arising from the reassessment of the put option that has been granted to the OAO Krasny Vostok Agro that may be exercisable between 2007 and 2009 amounting to YTL 2.819 is recognized in the consolidated interim financial statements (Note 23).

EBI has established Central Asian company, as to operate in Netherlands, for a cash consideration of YTL 34 in January 2008.

EBI has established Central Europe company, as to operate in Netherlands, for a cash consideration of YTL 34 in February 2008.

EBI has established Efes Belarus company, as to operate in Belarus, for a cash consideration of YTL 638 in March 2008.

Since the study of the preparation of the statutory records and financial statements of the Central Asian, Central Europe and Efes Belarus in accordance with IFRS has not been finalized , these companies have been reflected to the consolidated interim financial statements with their costs.

Transactions Related with 2007

In April 25, 2007, CCİ, a joint venture of Anadolu Efes, has acquired 50% shares of Syrian SD, which operates in Syria, from AEH. The Group's portion of the cash outflow resulting from the acquisition is amounting to YTL 117. The Group's portion of the positive goodwill arising from this acquisition amounting to YTL 927 is recognized in the consolidated financial statements. As of December 31, 2007, related goodwill has been fully impaired in the consolidated financial statements.

In October 2007, EBI has acquired 6,25% shares of Efes Weifert, for a cash consideration of YTL 3.724. The goodwill arising from this acquisition amounting to YTL 3.092 is recognized in the consolidated financial statements.

NOTE 4. JOINT VENTURES

Summarized financial information about proportionally consolidated amounts included in the consolidated financial statements before consolidation adjustments and reclassifications are as follows:

	March 31, 2008	December 31, 2007
Current assets	**379.447**	265.313
Non-current assets	**613.157**	577.495
Total assets	**992.604**	842.808
Short-term liabilities	**295.928**	208.384
Long-term liabilities	**222.923**	169.854
Minority interest	**7.300**	6.745
Equity	**466.453**	457.825
Total liabilities and equity	**992.604**	842.808

	March 31, 2008	March 31,2007
Net income / (loss)	**(9.209)**	2.163

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 5. SEGMENT INFORMATION

a) Business Segment

Information per business segments as of March 31, 2008 and 2007 are as follows:

	March 31, 2008			
	Beer	**Soft Drink**	**Unallocated**	**Group**
Revenues	460.736	196.397	-	657.133
Inter-segment revenues	(150)	(2)	-	(152)
Total sales (net)	**460.586**	**196.395**	**-**	**656.981**
Gross profit	**258.057**	**80.968**	**(805)**	**338.220**
Capital expenditures (Note 18, 19)	**89.206**	**37.403**	**-**	**126.609**
Non-cash expenses up to profit from operations				
Depreciation and amortization (Note 18, 19, 30)	41.462	12.518	-	53.980
Provision for retirement pay liability	1.245	563	-	1.808
Provision for vacation pay liability	1.436	452	-	1.888
Other	1.718	354	1.652	3.724
	45.861	**13.887**	**1.652**	**61.400**

	March 31, 2007			
	Beer	Soft Drink	Unallocated	Group
Revenues	372.141	160.200	-	532.341
Inter-segment revenues	(1.661)	(13)	-	(1.674)
Total sales (net)	370.480	160.187	-	530.667
Gross profit	207.292	59.371	(34)	266.629
Capital expenditures (Note 18, 19)	51.146	27.148	-	78.294
Non-cash expenses up to profit from operations				
Depreciation and amortization (Note 18, 19, 30)	38.682	10.746	-	49.428
Provision for retirement pay liability	2.249	320	-	2.569
Provision for vacation pay liability	1.477	445	-	1.922
Other	(3.728)	101	-	(3.627)
	38.680	11.612	-	50.292

b) Geographical Segment

Information per geographical segments as of March 31, 2008 and 2007 are as follows:

	March 31, 2008			
	Domestic	**Foreign**	**Unallocated**	**Group**
Revenues	417.887	243.617	-	661.504
Inter-segment revenues	(4.523)	-	-	(4.523)
Total sales (net)	**413.364**	**243.617**	**-**	**656.981**

	March 31, 2007			
	Domestic	Foreign	Unallocated	Group
Revenues	322.989	208.868	-	531.857
Inter-segment revenues	(1.190)	-	-	(1.190)
Total sales (net)	321.799	208.868	-	530.667

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. CASH AND CASH EQUIVALENTS

	March 31, 2008	December 31, 2007
Cash on hand	**937**	579
Bank accounts		
- Time deposits	**262.825**	271.247
- Demand deposits	**118.510**	27.913
Other	**3.027**	3.628
	385.299	303.367

As of March 31, 2008, as the maturity of all time deposits is less than three months, annual interest rates of the New Turkish Lira denominated time deposits vary between 11,9% and 17,8% (December 31, 2007 - 12,7% - 19,0%) and annual interest rates of the USD and EURO denominated time deposits vary between 2,1% and 6,4% (December 31, 2007 – 3,4% - 7,2%).

As of March 31, 2008, cash deposits at banks of YTL 27.833 is pledged by Group as collateral for credit facilities of subsidiaries (December 31, 2007 - YTL 37.347).

As of March 31, 2008 and 2007, the cash and cash equivalents that the fair value equals to its carrying value, presented in the consolidated interim cash flow statements are as follows:

	March 31, 2008	March 31, 2007
Cash and cash equivalents	**385.299**	413.782
Interest income accruals (-)	**(1.880)**	(1.566)
Cash and cash equivalents in cash flow statement	**383.419**	412.216

NOTE 7. INVESTMENTS IN SECURITIES

a) Current Investments

	March 31, 2008	December 31, 2007
Investment funds	**3.171**	3.874
Government bonds	**278**	271
	3.449	4.145

Investment funds and government bonds in the consolidated financial statements are valued with their market value prevailing at the balance sheet date.

b) Non-current Investments

	Final rate			
	March 31, 2008	December 31, 2007	**March 31, 2008**	December 31, 2007
Alternatifbank A.Ş.	**7,46%**	7,46%	**31.555**	39.224
ZAO Mutena Maltery (Mutena Maltery)	**16,66%**	16,66%	**4.848**	4.679
Efes Belarus	**100,00%**	-	**638**	-
Other			**868**	798
			37.909	44.701

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 7. INVESTMENTS IN SECURITIES (continued)

b) Non-current Investments (continued)

Available for sale securities (except for Alternatifbank) are carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods. Shares of Alternatifbank are traded on the ISE, and the Group carried the shares of Alternatifbank at fair value as of March 31, 2008 in the consolidated interim financial statements.

As a result of the valuation of current investments and shares of Alternatifbank at their market value, loss amounting to YTL 13.670 (December 31, 2007 – loss amounting to YTL 1.641) is netted off by the deferred tax asset effect amounting to YTL 666 (December 31, 2007 – YTL 82 deferred tax asset) and recognized under equity in "revaluation fund" as "securities value increase fund" in the consolidated balance sheet.

NOTE 8. BORROWINGS

As of March 31, 2008, YTL 37.889 (December 31, 2007 – YTL 45.613) of the total borrowings are secured by the Group with the followings:

Related with EBI and its' subsidiaries;

- Cash collaterals amounting to YTL 25.414 (December 31, 2007 – YTL 35.295).
- Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's and Efes Karaganda's property, 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand. As of March 31, 2008, related borrowings are totally amounting to YTL 12.119 (December 31, 2007 – YTL 11.084).
- According to the loan agreement signed with EBRD, Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.

Related with CCİ, its' subsidiaries and joint ventures;

- Certain PP&E amounting to YTL 1.581 (December 31, 2007 – YTL 1.442) (Note 18).

Lessee - Finance Lease

Properties leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of March 31, 2008 and December 31, 2007, the costs of the PP&E obtained by finance lease are YTL 62.121 and YTL 61.957, respectively whereas net book values are YTL 11.725 and YTL 12.348, respectively.

Lessee - Operating Lease

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as PP&E, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

The Group has operational lease agreements with its related party Çelik Motor Ticaret A.Ş. for vehicles.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 8. BORROWINGS (continued)

As of March 31, 2008, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.416.934 (2007 – YTL 1.051.135) and interest expense accrual amounting to YTL 14.559 (2007 – YTL 7.275). As of March 31, 2008 and December 31, 2007, total amount of borrowings and the effective interest rates are as follows:

	March 31, 2008			December 31,2007		
		Fixed rate	**Floating rate**		Fixed rate	Floating rate
Short-term						
Borrowings						
YTL denominated borrowings	**40.743**	**16,5%- 16,6%**	**-**	56.235	16,7% - 17,5%	-
Foreign currency denominated borrowings (USD)	**128.710**	**3,3% - 5,4%**	**Libor+0,55% - 2,95%**	45.527	5,3% - 5,7%	Libor+0,5% - 2,5%
Foreign currency denominated borrowings (EURO)	**13.872**	**-**	**Euribor+2,95%**	11.568	-	Euribor+2,95%
Foreign currency denominated borrowings (Other)	**215.779**	**7,8% - 12,0%**	**Mosprime+1,5%**	192.410	6,8% - 11,0%	Ruribor+0,24% Mosprime+1,5%
	399.104			305.740		
Short-term portion of long term borrowings						
Foreign currency denominated borrowings (USD)	**126.667**	**3,6%-12,0%**	**Libor+0,55% - 1,0%**	114.182	6,0%	Libor+0,55% - 3,55%
Foreign currency denominated borrowings (EURO)	**42.847**	**-**	**Euribor+0,55% - 0,9%**	35.929	-	Euribor+0,55% - 0,9%
Foreign currency denominated borrowings (Other)	**1.090**	**8,1%**	**-**	-	-	-
	170.604			150.111		
Leasing obligations	**453**	**6,0% - 14,5%**	**-**	294	8,5% - 14,5%	-
	570.161			456.145		
Long-term						
Borrowings						
Foreign currency denominated borrowings (USD)	**782.439**	**3,6%-12,0%**	**Libor+0,55% - 1,0%**	532.154	-	Libor+0,7% - 3,55%
Foreign currency denominated borrowings (EURO)	**23.182**	**-**	**Euribor+0,88% - 0,9%**	19.702	-	Euribor+0,88% - 0,9%
Foreign currency denominated borrowings (Other)	**54.998**	**8,1%**	**-**	50.113	8,1%	-
	860.619			601.969		
Leasing obligations	**713**	**6,0% - 14,5%**	**-**	296	12,3% - 14,5%	-
	861.332			602.265		
	1.431.493			1.058.410		

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 8. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	March 31, 2008	December 31, 2007
2009	**602.738**	406.619
2010	**176.432**	147.523
2011 and thereafter	**81.449**	47.827
	860.619	601.969

NOTE 9. OTHER FINANCIAL LIABLITIES

None (December 31, 2007 – None).

NOTE 10. TRADE RECEIVABLES AND PAYABLES

a) SHORT-TERM TRADE RECEIVABLES

	March 31, 2008	December 31, 2007
Trade receivables	**435.599**	350.675
Notes and cheques receivables	**17.858**	14.763
Provision for doubtful accounts (-)	**(23.403)**	(20.660)
	430.054	344.778

b) SHORT-TERM TRADE PAYABLES

	March 31, 2008	December 31, 2007
Trade payables	**218.085**	165.688

NOTE 11. OTHER RECEIVABLES AND PAYABLES

a) Other Current Receivables

	March 31, 2008	December 31, 2007
Other receivables	**6.045**	3.557
Receivable from personnel	**2.820**	1.600
Deposits and guarantees given	**1.278**	1.219
	10.143	6.376

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 11. OTHER RECEIVABLES AND PAYABLES (continued)

b) Other Non-Current Receivables

	March 31, 2008	December 31, 2007
Deposits and guarantees given	**228**	133
Other	**566**	441
	794	574

c) Other Current Liabilities

	March 31, 2008	December 31, 2007
Taxes other than on income	**149.722**	129.402
Deposits and guarantees taken	**25.559**	25.350
Other	**5.759**	4.270
	181.040	159.022

d) Other Current Liabilities

	March 31, 2008	December 31, 2007
Deposits and guarantees taken	**94.699**	84.495

NOTE 12. RECEIVABLES AND PAYABLES RELATED TO FINANCE SECTOR

None (December 31, 2007 - None).

NOTE 13. INVENTORY

	March 31, 2008	December 31, 2007
Finished and trade goods	**94.209**	59.167
Work-in-process	**56.907**	44.983
Raw materials	**165.211**	149.230
Advertising, promotion and packaging materials	**58.966**	45.062
Supplies	**43.470**	38.914
Bottles and cases	**90.402**	56.450
Goods in transit	**18.528**	9.324
Other	**9.186**	6.663
Reserve for obsolescence (-)	**(22.450)**	(18.627)
	514.429	391.166

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 14. BIOLOGICAL ASSETS

None (December 31, 2007 – None).

NOTE 15. RECEIVABLE AND PAYABLE FROM CONSTRUCTION CONTRACTS

None (December 31, 2007 - None).

NOTE 16. INVESTMENTS IN ASSOCIATES

Entity	Ownership Interest			
	March 31, 2008	December 31, 2007	**March 31, 2008**	December 31, 2007
Turkmenistan CC	**16,71%**	16,71%	**782**	759

Turkmenistan CC operates in Turkmenistan and its principal activity is production, bottling, distribution and marketing of soft drinks under Coca-Cola brand. As of March 31, 2008, Turkmenistan CC's total assets, total liabilities, sales and net loss are amounting to YTL 17.628 (December 31, 2007 – YTL 17.071), YTL 12.949 (December 31, 2007 – YTL 12.528), YTL 2.816 (March 31, 2007 – YTL 1.308) and YTL 288 (March 31, 2007 – YTL 1.271), respectively.

NOTE 17. INVESTMENT PROPERTY

None (December 31, 2007 - None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 18. PROPERTY, PLANT AND EQUIPMENT

For the three month period ended March 31, 2008, the movements of property, plant and equipment are as follows:

Cost	December 31, 2007	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2008
Land and land improvements	103.239	1.517	(87)	218	6.370	1.644	112.901
Buildings	697.009	187	-	2.346	52.519	3.476	755.537
Machinery and equipment	1.852.923	13.518	(9.645)	12.782	106.274	22.621	1.998.473
Vehicles	65.257	634	(681)	271	5.163	49	70.693
Furniture and fixtures	636.886	35.797	(4.036)	3.982	10.634	11	683.274
Leasehold Improvements	3.100	-	-	-	216	-	3.316
Construction in progress	75.475	74.385	(109)	153	10.484	(27.801)	132.587
	3.433.889	**126.038**	**(14.558)**	**19.752**	**191.660**	**-**	**3.756.781**

Accumulated depreciation (-)	December 31, 2007	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2008
Land and land improvements	24.475	547	-	-	800	-	25.822
Buildings	216.562	4.759	(7)	-	8.823	-	230.137
Machinery and equipment	1.135.801	29.913	(804)	-	40.162	-	1.205.072
Vehicles	34.651	1.595	(603)	-	2.139	-	37.782
Furniture and fixtures	450.094	16.138	(3.631)	-	5.114	-	467.715
Leasehold Improvements	2.062	123	-	-	152	-	2.337
	1.863.645	**53.075**	**(5.045)**	**-**	**57.190**	**-**	**1.968.865**
Net book value	**1.570.244**					**-**	**1.787.916**

▪ Related with CCİ, its' subsidiaries and joint ventures;

As of March 31, 2008, certain items of property, plant and equipment with a total net book value of YTL 1.581 were pledged as security (2007 – YTL 1.442) (Note 8).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 18. PROPERTY, PLANT AND EQUIPMENT (continued)

For the three month period ended March 31, 2007, the movements of property, plant and equipment are as follows:

Cost	December 31, 2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2007
Land and land improvements	88.569	38	-	-	(207)	2.980	91.380
Buildings	671.077	170	(21)	-	(3.045)	3.152	671.333
Machinery and equipment	1.793.762	2.101	(12.154)	-	(6.068)	18.764	1.796.405
Vehicles	67.688	1.252	(1.679)	-	(463)	1.439	68.237
Furniture and fixtures	578.667	17.898	(3.817)	-	(911)	793	592.630
Leasehold improvements	2.849	-	-	-	(10)	-	2.839
Construction in progress	70.040	56.109	-	-	(348)	(27.128)	98.673
	3.272.652	77.568	(17.671)	-	(11.052)	-	3.321.497

Accumulated depreciation (-)	December 31, 2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2007
Land and land improvements	23.693	484	-	-	(26)	-	24.151
Buildings	205.882	4.414	(5)	-	(781)	-	209.510
Machinery and equipment	1.077.670	27.087	(8.551)	-	(2.369)	-	1.093.837
Vehicles	38.472	1.328	(1.048)	-	(254)	-	38.498
Furniture and fixtures	411.263	15.442	(3.404)	-	(770)	-	422.531
Leasehold improvements	1.575	92	-	-	(4)	-	1.663
	1.758.555	48.847	(13.008)	-	(4.204)		1.790.190
Net defter değeri	1.514.097						1.531.307

- Related with CCİ, its' subsidiaries and joint ventures;

As of March 31, 2007, certain items of property, plant and equipment with a total net book value of YTL 1.709 were pledged as security (December 31, 2006 – YTL 1.740).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. INTANGIBLE ASSETS

For the three month period ended March 31, 2008, movements of intangible assets are as follows:

Cost	December 31, 2007	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2008
Bottling and distribution agreements	107.197	-	-	-	10.186	-	117.383
Brands	107.870	-	-	-	17.526	-	125.396
Rights	13.652	44	-	891	130	-	14.717
Other	15.579	527	(2)	79	1.588	-	17.771
	244.298	**571**	**(2)**	**970**	**29.430**	**-**	**275.267**

Accumulated amortization (-)	December 31, 2007	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2008
Bottling and distribution agreements	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-
Rights	7.552	358	-	-	2	-	7.912
Other	8.168	547	-	-	876	-	9.591
	15.720	**905**	**-**	**-**	**878**	**-**	**17.503**
Net book value	**228.578**						**257.764**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 19. INTANGIBLE ASSETS (continued)

For the three month period ended March 31, 2007, movements of intangible assets are as follows:

Cost	December 31, 2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2007
Bottling and distribution agreements	129.146	-	-	-	(2.344)	-	126.802
Brands	126.047	-	-	-	(764)	-	125.283
Rights	13.579	17	-	-	(15)	-	13.581
Other	14.106	709	(66)	-	(55)	-	14.694
	282.878	726	(66)	-	(3.178)	-	280.360

Accumulated amortization (-)	December 31, 2006	Additions	Disposals	Addition through company acquired	Currency translation differences	Transfers	March 31, 2007
Bottling and distribution agreements	-	-	-	-	-	-	-
Brands	-	-	-	-	-	-	-
Rights	6.188	335	-	-	-	-	6.523
Other	7.795	246	(66)	-	18	-	7.993
	13.983	581	(66)	-	18	-	14.516
Net book value	268.895						265.844

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. GOODWILL

Movements of the goodwill during the period are as follows:

	2008	2007
At 1 January	**815.806**	900.767
Additions (Note 3)	**72.943**	-
Currency translation differences	**87.552**	(4.430)
At 31 March	**976.301**	896.337

As of March 31, 2008 and December 31, 2007, business and geographical segment distributions of goodwill are presented below:

	March 31, 2008		
	Beer	**Soft Drink**	**Group**
Domestic	50.099	235.602	285.701
Foreign	672.944	17.656	690.600
Group	**723.043**	**253.258**	**976.301**

	December 31, 207		
	Beer	Soft Drink	Group
Domestic	50.099	235.602	285.701
Foreign	513.995	16.110	530.105
Group	564.094	251.712	815.806

NOTE 21. GOVERMENT INCENTIVES AND GRANTS

As of March 31, 2008, Group companies, which preferred to make use of investment allowance, do not have any remaining investment incentive to be utilized per the transition provisions of investment allowance (December 31, 2007 – YTL 16.209).

NOTE 22. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

None (December 31, 2007 – None)

NOTE 23. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Ef-Pa and Tarbes

As of March 31, 2008 and December 31, 2007, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 5.058 and YTL 4.903, respectively.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 23. COMMITMENTS AND CONTINGENCIES (continued)

EBI and Its' Subsidiaries

a) Put Options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 "Financial Instruments", participation interests related with above mentioned put option has been regarded as liability in the consolidated financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 131.235 has been presented in "other current liabilities" as 'liability for put option" in the consolidated balance sheet.

A put option has been granted to the OAO Krasny Vostok Agro by EBI that may be exercisable between 2007 and 2009. By such option, OAO Krasny Vostok Agro will have right to sell its 6,7% of KV Group shares to EBI at an option price either at in full USD 0,395 multiplied by number of shares plus interest accrued from the date of the option until the date of completion at a rate of LIBOR plus 4,9% or the earnings before interest, taxes, depreciation and amortization (EBITDA) of KV Group multiplied by a multiple of nine minus net indebtedness. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 33.712 has been presented in "other current liabilities" as "liability for put option" in the consolidated balance sheet.

b) Tax and Legal Matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

CCİ, Its' Subsidiaries and Joint Ventures

Letters of Guarantee

As of March 31, 2008, CCİ's letters of guarantee given to various enterprises are amounting to YTL 4.658 (December 31, 2007 – YTL 2.345).

Operational Lease

As of March 31, 2008, CCİ's minimum liability resulting from the non-cancellable operational lease agreements is amounting to YTL 5.514 (December 31, 2007 – YTL 3.666).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 24. EMPLOYEE BENEFITS

a) Short term employee benefits

	March 31, 2008	December 31, 2007
Wages and salaries payable	**13.962**	3.550
Management bonus accruals	**6.507**	2.758
Other	**108**	197
	20.577	6.505

b) Long term employee benefits

	March 31, 2008	December 31, 2007
Employee termination benefits	**23.810**	23.676
Vacation pay liability	**14.771**	12.198
Long-term incentive plans	**2.286**	1.876
	40.867	37.750

Provision for Retirement Pay Liability

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 2,0879 and YTL 2,0302 at March 31, 2008 and December 31, 2007 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of March 31, 2008 and December 31, 2007, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	March 31, 2008	December 31, 2007
Discount rate	**11%**	11%
Expected salary / limit increase rate	**5%**	5%

NOTE 25. PENSION PLANS

None (December 31, 2007 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 26. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other Current Assets

	March 31, 2008	December 31, 2007
Prepaid expenses	**33.437**	30.091
Prepaid taxes	**16.073**	17.568
Value Added Tax (VAT) deductible and VAT to be transferred	**64.716**	42.808
Advances given to suppliers	**52.240**	25.889
Other	**1.737**	1
	168.203	116.357

b) Other Non-Current Assets

	March 31, 2008	December 31, 2007
Prepaid expenses	**14.980**	17.863
Deferred VAT and other taxes	**9.305**	8.055
Advances given	**10.038**	17.159
	34.323	43.077

c) Other Current Liabilities

	March 31, 2008	December 31, 2007
Liability for put option (Note 23)	**164.947**	147.927
Expense accruals	**36.821**	19.326
Advances taken	**2.947**	1.612
Other	**574**	270
	205.289	169.135

d) Other Non-Current Liabilities

	March 31, 2008	December 31, 2007
Deferred VAT and other taxes	**9.305**	5.418
Other	**761**	716
	10.066	6.134

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 27. EQUITY

a) Issued Capital and Treasury Shares

	March 31, 2008	December 31, 2007
Common share 0,001 full YTL nominal value		
Authorized capital ceiling	**900.000**	900.000
Issued capital	**450.000**	450.000

As of March 31, 2008 and December 31, 2007, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2008		December 31, 2007	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**139.082**	**30,91**	139.082	30,91
Özilhan Sınai Yatırım A.Ş.	**78.771**	**17,50**	78.746	17,50
Anadolu Endüstri Holding A.Ş.	**35.292**	**7,84**	35.292	7,84
Publicly traded and other	**196.855**	**43,75**	196.880	43,75
Issued capital	**450.000**	**100,00**	450.000	100,00
Restatement effect	**63.583**		63.583	
	513.583		513.583	

As of March 31, 2008 and December 31, 2007, there is not a privileged share representing the capital. According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit. 5% of the remaining profit after deducting the portion of the foundation shares is distributed to the members of the Board of Directors equally.

b) Restricted Reserves Allocated from Net Profit, Revaluation Fund and Accumulated Profits

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory net income (inflation-restated income in accordance with CMB) at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's issued capital (inflation-restated issued capital in accordance with the communiqués and announcements of CMB). The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's issued capital (inflation-restated capital in accordance with CMB). The legal reserves are not available for distribution unless they exceed 50% of the issued capital, other than that legal reserves can not be used.

In accordance with the Communiqué No. XI-25, items of statutory shareholders' equity such as "share capital, share premium, legal reserves, statutory reserves and extraordinary reserves", were presented at their historical amounts. The difference between the inflated and historical amounts of these items was presented in shareholders' equity as "adjustment to equity".

According to the CMB Communiqué No. XI-29, which is effective as of January 1, 2008 and explanatory announcements of CMB related with the communiqué, "paid in capital", "restricted reserves allocated from net profit" and "share premiums" have to be presented as the amounts in the statutory financial statements. The valuation differences appeared during the application of the communiqué (like the differences resulting from the inflation adjustments) are associated with the "adjustment to issued capital" which is presented after the "paid in capital", if they result from the "paid in capital" and have not been added to the capital yet; they are associated with the "accumulated profits" if they result from the "restricted reserves allocated from net profit" and the "share premium" and have not been subject to dividend distribution or capital increase yet. Other equity items are presented with the amounts valued within the framework of CMB Financial Reporting Standards.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 27. EQUITY (continued)

b) Restricted Reserves Allocated from Net Profit, Revaluation Fund and Accumulated Profits (continued)

Quoted companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No. IV-27, first dividend to be appropriated out of the profits from annual operations to be based on the financial statements prepared in accordance with CMB Accounting Standards has to be at least the 20% of net distributable profit. This distribution may be made either as cash or as pro-rata shares or as a combination of both in accordance with the decision taken in the general assemblies. Besides, first dividend amount may be included in extraordinary reserves instead of distributing it in cash or pro-rata shares in accordance with the decision of general assemblies.

The profits of subsidiaries, joint ventures and associates, that are included in the consolidated financial statements of the parent, are not considered in the calculation of the distributable profits, if the decision on profit distribution has not been taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In accordance with Communiqué No. XI-29, if a profit distribution decision is taken in the general assemblies of the related subsidiaries, joint ventures and associates, which are consolidated under parent financials, the parent can distribute its share of the profits in these companies up to the profit level included in the consolidated financial statements with reference to the profit distribution decision taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In addition, based on the CMB Decree 7/242, dated February 25, 2005, if the amount of the profit distribution calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit, the entire amount of the net distributable profit should be distributed. It is stated that dividend distributions should not be made if there is a loss in either the financial statements prepared in accordance with CMB regulations or in the statutory financial statements.

In accordance with Communiqué No. XI-29, extraordinary reserves, having a nominal amount of YTL 159.353 and equity restatement differences of legal and extraordinary reserves, amounting to YTL 74.697 and YTL 26.091 respectively, have been classified to accumulated profits in the consolidated financial statements.

As of March 31, 2008 and December 31, 2007, all of the amount of the value increase funds consist of the increase fund of the available for sale securites.

c) Minority Interest

The movements of minority interest are presented below:

	2008	2007
At 1 January	**317.415**	341.128
Minority interest	**(5.733)**	(1.800)
Currency translation differences	**52.101**	(940)
At 31 March	**363.783**	338.388

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 28. SALES AND COST OF SALES

Revenues	**March 31, 2008**	March 31, 2007
Domestic revenues	**413.364**	321.799
Foreign revenues	**243.617**	208.868
Total Sales (net)	**656.981**	530.667
Cost of Sales (-)	**(318.761)**	(264.038)
Gross Profit	**338.220**	266.629

As of January 1- March 31, 2008 and January 1- March 31, 2007, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 211.398 and YTL 171.523, respectively.

NOTE 29. OPERATING EXPENSES

	March 31, 2008	March 31, 2007
Marketing, selling and distribution expenses	**(174.423)**	(151.756)
General and administration expenses	**(71.208)**	(61.620)
	(245.631)	(213.376)

NOTE 30. EXPENSES BY NATURE

a) Depreciation and amortization expenses

	March 31, 2008	March 31, 2007
Cost of sales	**(28.575)**	(28.153)
Marketing, selling and distribution expenses	**(21.376)**	(18.040)
General and administration expenses	**(3.891)**	(3.235)
Other operating expenses	**(138)**	-
	(53.980)	(49.428)

b) Personnel Expenses

	March 31, 2008	March 31, 2007
Cost of sales	**(20.547)**	(19.233)
Marketing, selling and distribution expenses	**(35.200)**	(29.860)
General and administration expenses	**(32.911)**	(28.922)
	(88.658)	(78.015)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. OTHER INCOME / EXPENSE

d) Other income

	March 31, 2008	March 31, 2007
Sales income of PP&E	**1.779**	1.019
Scrapped and other goods sales income	**1.218**	1.313
Soft-drink trademarks sales gain	**-**	5.211
Other income	**1.188**	994
	4.185	8.537

d) Other expense

	March 31, 2008	March 31, 2007
Donations	**(3.281)**	(2.250)
Sales loss of PP&E	**(1.943)**	(1.059)
Other expenses	**(899)**	(976)
	(6.123)	(4.285)

NOTE 32. FINANCIAL INCOME

	March 31, 2008	March 31, 2007
Foreign exchange gain	**19.403**	19.204
Interest income	**7.551**	8.403
Gain from derivative financial instruments	**880**	-
	27.834	27.607

NOTE 33. FINANCIAL EXPENSES

	March 31, 2008	March 31, 2007
Foreign exchange loss	**(45.058)**	(10.550)
Interest expense	**(19.616)**	(22.292)
Loss from derivative financial instruments	**-**	(1.320)
Other financial expenses	**(1.233)**	(1.426)
	(65.907)	(35.588)

NOTE 34. NON-CURRENT ASSETS AVAILABLE FOR SALE AND DISCONTINUING OPERATIONS

None (December 31, 2007 - None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

The corporation tax rate for the fiscal year is 20% in Turkey (2007 - 20%). Corporate tax returns are required to be filed until the twenty fifth of the fourth month following the fiscal year end and paid in full until the end of the same month. The tax legislation provides for a provisional tax of 20% (2007 – 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter. In respect of the conditions are not met, inflation accounting has not been applied since January 1, 2005.

Per the Turkish Tax Law, corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer "Investment Incentives" for capital investments. CCİ, the Group's company operating in Turkey, has utilized its unused investment incentive as of March 31, 2008.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

Provision for corporate tax and tax expenses are as follows:

	March 31, 2008	December 31, 2007
Provision for corporate tax	**16.721**	17.141

The main components of tax income and expenses as of March 31, 2008 and 2007 are as follows:

	March 31, 2008	March 31, 2007
Current tax expense	**(15.292)**	(17.398)
Deferred tax income / (expense), net	**(2.942)**	5.803
	(18.234)	(11.595)

Deferred Tax assets and Liabilities

	Asset		**Liability**		**Net**	
	March 31, 2008	December 31, 2007	**March 31, 2008**	December 31, 2007	**March 31, 2008**	December 31, 2007
PP&E and intangible assets	**-**	-	**(65.901)**	(58.443)	**(65.901)**	(58.443)
Inventories	**-**	942	**(20)**	-	**(20)**	942
Carry forward losses	**18.495**	15.756	**-**	-	**18.495**	15.756
Retirement pay liability and other benefits	**8.797**	7.115	**-**	-	**8.797**	7.115
Other	**15.236**	17.197	**-**	-	**15.236**	17.197
	42.528	41.010	**(65.921)**	(58.443)	**(23.393)**	(17.433)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 35. INCOME TAXES, DEFERRED TAX ASSETS AND LIABILITIES (continued)

As of March 31, 2008 and 2007, the movement of deferred tax liability is as follows:

	2008	2007
Balance at January 1,	**(17.433)**	(18.833)
Recorded to the interim consolidated income statement	**(2.942)**	5.803
Recognized in equity (Note 7)	**666**	(90)
Addition through company acquired	**(2.216)**	-
Currency translation adjustment	**(1.468)**	(99)
Balance at March 31	**(23.393)**	(13.219)

NOTE 36. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit / (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	March 31, 2008	March 31, 2007
Net income	**40.029**	39.517
Weighted average number of shares	**450.000.000.000**	450.000.000.000
Net profit per share (full YTL)	**0,00009**	0,00009

There have been no other transactions involving ordinary shares or potential ordinary shares between the financial statement date and the date of approval of these financial statements.

NOTE 37. RELATED PARTY BALANCES AND TRANSACTIONS

a) Balances with Related Parties

i) Bank and Available-For-Sale Securities Balances With Related Parties

	March 31, 2008	December 31, 2007
Alternatifbank (2) (5)	**119.840**	112.009
Alternatif Yatırım A.Ş. (5)	**736**	4.145
	120.576	116.154

ii) Due from Related Parties

	March 31, 2008	December 31, 2007
Anadolu Sağlık Merkezi İktisadi İşletmesi (ASM)	**1.814**	1.540
Efes Turizm İşletmeleri A.Ş. (5)	**1.312**	-
Mutena Maltery (2)	**1.225**	399
Turkmenistan CC (3)	**111**	101
Alternatifbank (2) (5)	**-**	5.650
Other	**146**	94
	4.608	7.784

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 37. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

iii) Due to Related Parties

	March 31, 2008	December 31, 2007
Mutena Maltery (2)	**8.418**	6.020
Oyex Handels GmbH (5)	**6.183**	4.173
AEH (1) (4)	**2.101**	3.002
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**995**	1.857
Other	**1.076**	1.979
	18.773	17.031

b) Transactions with Related Parties

i) Purchases of Goods and Other Charges

	March 31, 2008	March 31, 2007
Efes Pilsen Spor Kulübü	**13.750**	10.200
Oyex Handels GmbH (5)	**5.359**	1.664
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**3.315**	2.025
Anadolu Vakfı	**3.130**	2.250
AEH (1) (4)	**2.263**	2.025
AEH Münih (5)	**1.910**	1.640
Mutena Maltery (2)	**1.835**	2.309
Çelik Motor Ticaret A.Ş. (5)	**1.108**	688
Efes Turizm İşletmeleri A.Ş. (5)	**656**	593
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**257**	210
Other	**58**	215
	33.641	23.819

ii) Financial Income / (Expense), Net

	March 31, 2008	March 31, 2007
Alternatifbank (2) (5)	**4.417**	3.407

iii) Other Income / (Expense), Net

	March 31, 2008	March 31, 2007
Alternatifbank (2) (5)	**65**	19
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**60**	49
Anadolu Restaurant İşl. Ltd. Şti. (5)	**43**	-
Other	**70**	24
	238	92

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Non-current financial investment of the Group
(3) A related party of CCİ
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. Besides, The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as foreign currency risk, credit risk, interest rate risk, price risk, credit risk and liquidity risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

a) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The Group manages interest rate risk by using natural hedges that arise from offsetting interest rate of assets and liabilities or derivative financial instruments.

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations.

As at March 31, 2008, if interest rate on the Group's USD denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, income before tax and minority interest for the three month period ended March 31, 2008 (the date on which such sentivity will be made next time), will be YTL 6.550 lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

As at March 31, 2008, if interest rate on the Group's EURO denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, income before tax and minority interest for the three month period ended March 31, 2008 (the date on which such sentivity will be made next time), will be YTL 279 lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

b) Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets and liabilities of the Group. The Group has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's functional currency. The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

As at March 31, 2008, if exchange rate of USD had increased/decreased by 10% against YTL with all other variables held constant, income before tax and minority interest for the year would have been YTL 82.365 (March 31, 2007 – YTL 50.461) lower/higher, as a result of the foreign exchange loss/gain arising from the net monetary foreign currency position.

As at March 31, 2008, if exchange rate of EURO had increased/decreased by 10% against YTL with all other variables held constant, income before tax and minority interest for the year would have been YTL 13.116 (March 31, 2007 – YTL 6.528) lower/higher, as a result of the foreign exchange loss/gain arising from the net monetary foreign currency position.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

c) Foreign currency risk (continued)

Net foreign currency exposure for the consolidated Group companies as of March 31, 2008 and December 31, 2007 are presented below:

	Original Currency		**YTL Equivalent**			
March 31, 2008	**USD**	**EURO**	**USD**	**EURO**	**Other**	**Total**
Cash and cash equivalents	80.825	5.532	103.172	11.163	4.209	118.544
Trade receivables	205	1.163	262	2.347	5.008	7.617
Due from related parties	6.592	795	8.374	1.616	659	10.649
Othe receivables and assets	113	8.159	144	16.467	6.183	22.794
Foreign currency assets	**87.735**	**15.649**	**111.952**	**31.593**	**16.059**	**159.604**
Short-term borrowings	(182.900)	(47.939)	(233.472)	(96.699)	(587)	(330.758)
Trade payables	(1.236)	(17.862)	(1.578)	(36.028)	(1.408)	(39.014)
Due to related parties	(266.692)	(2.738)	(340.422)	(5.528)	(1.845)	(347.795)
Other payables and liabilities	(302)	(201)	(382)	(406)	(2.496)	(3.284)
Long-term borrowings	(281.821)	(11.950)	(359.745)	(24.087)	-	(383.832)
Foreign currency liabilities	**(732.951)**	**(80.690)**	**(935.599)**	**(162.748)**	**(6.336)**	**(1.104.683)**
Net foreign currency asset / (liability)	**(645.216)**	**(65.041)**	**(823.647)**	**(131.155)**	**9.723**	**(945.079)**

	Original Currency		YTL Equivalent			
December 31, 2007	USD	EURO	USD	EURO	Other	Total
Cash and cash equivalents	44.228	7.997	51.509	13.677	4.098	69.284
Trade receivables	3.288	1.007	3.830	1.722	1.810	7.362
Due from related parties	3.176	62	3.626	105	136	3.867
Othe receivables and assets	49	8.373	58	14.320	5.708	20.086
Foreign currency assets	50.741	17.439	59.023	29.824	11.752	100.599
Short-term borrowings	(132.089)	(43.443)	(153.844)	(74.297)	(3.192)	(231.333)
Trade payables	(2.271)	(15.998)	(2.645)	(27.360)	(5.514)	(35.519)
Due to related parties	(2.483)	(2.631)	(2.871)	(4.499)	-	(7.370)
Other payables and liabilities	(388)	(496)	(452)	(848)	(2.133)	(3.433)
Long-term borrowings	(141.680)	(12.028)	(165.015)	(20.570)	-	(185.585)
Foreign currency liabilities	(278.911)	(74.596)	(324.827)	(127.574)	(10.839)	(463.240)
Net foreign currency asset / (liability)	(228.230)	(57.157)	(265.804)	(97.750)	913	(362.641)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

The information regarding the export and import figures realized as of March 31, 2008 and 2007 is as follows:

	March 31, 2008	March 31, 2007
Total Export Amount	**12.830**	11.678
Total Import Amount	**121.667**	79.535
Percentage of Hedging Total Foreign Currency Liability (%)	**3,5%**	-

c) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The table below summarizes the maturity profile of the Group's financial liabilities on the consolidated balance sheet as of March 31, 2008 and December 31, 2007.

March 31, 2008	**0 – 3 months**	**3 – 12 months**	**1 – 5 years**	**Total**
Financial Borrowings	(379.561)	(190.601)	(861.331)	(1.431.493)
Trade Payables and Due to Related Parties	(192.059)	(42.069)	(2.730)	(236.858)
Financial Liabilities	**(571.620)**	**(232.670)**	**(864.061)**	**(1.668.351)**

December 31, 2007	0 – 3 months	3 – 12 months	1 – 5 years	Total
Financial Borrowings	(119.671)	(336.474)	(602.265)	(1.058.410)
Trade Payables and Due to Related Parties	(169.221)	(13.498)	-	(182.719)
Financial Liabilities	(288.892)	(349.972)	(602.265)	(1.241.129)

As of March 31, 2008, the amount of the financial assets including cash and cash equivalents, available for sale securities, trade receivables and due from related parties that have maturity less than three months is YTL 737.414 (2007 - YTL 642.921).

d) Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

NOTE 38. NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (continued)

e) Credit risk (continued)

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains guarantees from the customers when appropriate.

f) Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument of the Group for which it is practicable to estimate a fair value:

i) Financial Assets

The fair values of certain financial assets carried at cost in the consolidated financial statements, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

ii) Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

NOTE 39. FINANCIAL INSTRUMENTS

Financial hedging instruments, risk management objectives and policies

Derivative instruments are initially measured at cost. After initial recognition, derivatives are measured at fair value and changes are reflected in the income statement. Structured forward buy-sell contracts and interest rate swap agreements are the main financial derivative instruments of the Group, which are effective to avoid the occurrence of foreign currency and interest rate risks from the operational and financial activities. Since the conditions for the hedge accounting in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" are not met, hedge accounting is not applicable for these financial instruments.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 40. SUBSEQUENT EVENTS

In the Ordinary General Assembly of the Company held on May 12, 2008, it was decided to distribute gross amount of YTL 113.850 to shareholders, YTL 3.641 to the holders of founder shares and YTL 8.921 to the Board of Directors of the Company as dividend in cash. Remaining profit after legal reserves will be classified to extraordinary reserves and the dividend distribution will begin as of May 29, 2008.

In accordance with the Ordinary General Assembly of CCİ held on May 6, 2008, it was decided that a total of YTL 32.500 cash dividends would be paid on May 29, 2008 to shareholders and the remainder of the net distributable profit would be added to the extraordinary reserves.

According to the Board of Directors Meeting of CCİ held on December 25, 2007, it's approved to purchase the outstanding 12,04% shares of Almaty CC. Share transfer registration is completed in April 2008 and following the completion of the share purchases, the CCİ's share in Almaty CC reached to 100%.

According to the Board of Directors Meeting of CCİ held on May 27, 2008, it's approved to purchase the %12,50 shares of Turkmenistan CC for USD 2 million from Day Investments Ltd. who owns a total of 25%. As of the issuance date of the financial statements, share transfer registrations are not completed. Following the completion of share purchases from Day Investments Ltd. and TCCEC, CCİ's share will reach to 59,5% in Turkmenistan CC.

NOTE 41. OTHER ISSUES

Net Interest Income / (Expense)

	March 31, 2008	March 31, 2007
Interest income (Note 32)	**7.551**	8.403
Interest expense (Note 33)	**(19.616)**	(22.292)
Other expenses related to borrowings	**(928)**	(574)
	(12.993)	(14.463)

....

END